Exhibit 99.1

February 1, 2005.

Note to readers: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the fourth quarter and the full year of 2004 to ‘Balo’ a French official bulletin for publication in accordance with French regulatory requirements.

Vivendi Universal Reports Full Year 2004 Revenues up 5% on a
Comparable Basis

•	On a comparable basis[1], the revenues for full year 2004 were up 5%, and 7% at constant currency.
•	On a comparable basis[1], the revenues for the fourth quarter of 2004 were up 5%, and 7% at constant currency.
•	Unaudited financial net debt at €3.1 billion on December 31, 2004

Vivendi Universal’s consolidated revenues for full year 2004 amounted to €21,428 million. On a comparable basis1, full year 2004 revenues for Vivendi Universal increased 5%, and 7% at constant currency.

For the fourth quarter of 2004, Vivendi Universal reported revenues of €5,334 million. On a comparable basis1, revenues were up 5% and 7% at constant currency.

This positive performance was achieved through the return to revenue growth at Universal Music Group, Canal+ Group and Vivendi Universal Games (for the fourth quarter) and continued growth at SFR Cegetel and Maroc Telecom.

Unaudited financial net debt on December 31, 2004 is estimated at €3.1 billion, divided by 11 in 30 months.
This financial net debt does not include €1.1 billion paid on January 4, 2005 to the Kingdom of Morocco for an additional 16% stake in Maroc Telecom.

1 Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux etc…), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003.

In addition, comparable basis takes into consideration a change in presentation of revenues adopted as of December 31, 2004, in order to homogenize accounting treatments following the consolidation of Telecom Développement. As a result, this change in presentation consists of the netting of revenues recognized on sales of services provided to customers by SFR Cegetel and Maroc Telecom on behalf of content providers (mainly special numbers). Previously, such revenues were presented on a gross basis. This change in presentation of revenues has no impact on operating income. At SFR, it induces a reduction of revenues of €168 million in 2004 (versus €177 million in 2003). At Maroc Telecom, it is immaterial.

Comments for Vivendi Universal’s media and telecom businesses for full year and the fourth quarter of 2004

Media activity: Vivendi Universal’s media activity (Canal+ Group, Universal Music Group and Vivendi Universal Games) revenues for full year 2004 amounted to €9,048 million, up 1% on a comparable basis1 and 3% on a comparable basis1 at constant currency.

For the fourth quarter of 2004, Vivendi Universal’s media activity revenues amounted to €2,915 million, up 4% on a comparable basis1 and 7% on a comparable basis1 at constant currency.

Canal+ Group (100% Vivendi Universal economic interest):

Full Year of 2004:

Canal+ Group reported revenues of € 3,580 million, up 4% on a comparable basis2.

Revenues of the Group’s core business, French pay-TV, amounted to €2,861 million and increased 3% on a comparable basis. At the end of 2004, Canal+ Group’s portfolio achieved 8.4 million subscriptions (individual and collective, France and French overseas territories) to its pay-TV offers in France, a net increase of 300,000 subscriptions in one year.

In 2004, Canal+, the premium channel, increased its number of subscriptions for the first time since 2000. On December 31 2004, its portfolio reached 4.95 million subscriptions which represents a net increase of 48,000 subscriptions compared to the previous year. Over the course of the year, the premium channel totaled more than 550,000 new subscriptions and achieved a significant churn rate decrease (-2 points), which fell below 11%. In 2004, Canal+ strengthened its premium offer, in particular by signing an agreement with the French movie industry and securing exclusivity of France’s top soccer league for three seasons starting 2005/2006.

CanalSatellite continued its growth, ending 2004 with 2.99 million subscriptions (a net increase of 238,000) and achieved a 0.5 point churn rate decrease to 8.6%.

In parallel, the Group’s movie business increased revenues by 12% to €394 million, primarily due to successful theatrical releases (Les Rivières Pourpres 2, Podium, Comme une image, Bridget Jones 2) and the good performance of DVDs, including Les Nuls, L’intégrule 1 & 2 and De Caunes & Garcia.

Fourth quarter of 2004:

Canal+ Group reported fourth quarter revenues of €891 million, up 3% compared to the same period last year on a comparable basis.

Over this period, French pay-TV revenues remained stable. During the fourth quarter, the net growth of the premium channel portfolio was approximately 80% higher when compared to same period in 2003. In December, new Canal+ subscriptions reached a ten-year high, while the churn rate continued to drop steadily.

The Group’s movie revenues increased (+4% compared to same period last year) thanks to holiday DVD sales as well as an improved theatrical release line-up.

Universal Music Group (92% Vivendi Universal economic interest):

Full Year of 2004:

Universal Music Group’s (UMG) revenues of €4,993 million were up slightly (+0.4%) when compared to last year’s revenues despite significant adverse currency movements.

At constant currency, revenues were up 5% with better than market performances particularly in North America and the U.K., more than offsetting market weakness across most of continental Europe and lower sales in the Music Clubs. Revenues in Asia were down versus 2003 however; there was a rebound in both Latin America and Australasia. Sales of digitized music, including downloads and ringtones represented approximately 2% of total revenues. UMG estimates that its worldwide market share reached 24.7% in 2004 compared to last year’s market share of 23.5% as measured by the IFPI. U.S. album unit sales, as measured by Nielsen SoundScan3,

2 Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...) as if these transactions had occurred at the beginning of 2003.
3 Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

rose 2% versus last year with UMG outperforming the market with a 7% increase. UMG’s Nielsen SoundScan market share grew from 28.1% in 2003 to 29.6% in 2004.

Best sellers for the year included new releases from Eminem, U2, and Nelly, carryover sales from 2003 releases from the Black Eyed Peas and Hoobastank and, Greatest Hits collections from Shania Twain, Guns N’ Roses and George Strait. Other major sellers were debut releases from several new artists including Ashlee Simpson, Kanye West, JoJo and Lloyd Banks. UMG U.K. enjoyed an exceptional year for breaking new artists, such as best selling debut releases from Scissor Sisters and Keane. Local repertoire continued to make a significant contribution to activity and regional best sellers included Rammstein, Rosenstolz, The Rasmus, Calogero and Michel Sardou (Europe), Hikaru Utada, Kou Shibasaki and Moriyama Naotaro (Japan) and Ivete Sangalo and Juanes (Latin America).

Major releases scheduled for 2005 include new albums from 3 Doors Down, 50 Cent, Ashlee Simpson, Black Eyed Peas, Blink 182, Bon Jovi, Dr. Dre, Enrique Iglesias, The Game, Hoobastank, Jamie Cullum, Kanye West, Limp Bizkit, Ludacris, Mariah Carey, Mary J. Blige, Michel Sardou, Nickelback, P. Diddy, Puddle of Mudd, Scissor Sisters, Sheryl Crow, Snow Patrol, Spitz and Toby Keith.

Fourth quarter of 2004:

UMG’s revenues of €1,760 million were 4% higher than last year with an exceptional release schedule contributing to strong sales growth particularly in North America, the U.K., France and Australia, despite adverse currency movements and market weakness. At constant currency, revenues increased 8%. In the U.S., UMG album sales, as measured by Nielsen SoundScan, rose 5% versus last year resulting in a 3.6% increase in UMG’s market share to 32.2%.

Best sellers during the quarter included new albums from Eminem, U2, Gwen Stefani, Snoop Dogg and Andrea Bocelli and a debut release from Lyndsay Lohan. Other best sellers were Greatest Hits compilations from Shania Twain, Toby Keith, Ronan Keating and the Bee Gees. Regional best sellers included Florent Pagny, Eric Levi, and Gerald de Palmas from a very strong domestic release schedule in France, Juli and Rammstein in Germany and Dreams Come True in Japan.

Vivendi Universal Games (99% Vivendi Universal economic interest):

Full Year of 2004:

In spite of the outstanding performance of the fourth quarter line up, full year 2004 Vivendi Universal Games’ (VUG) revenues amounted to €475 million and were down against the prior year by 17% (down 11% at constant currency). Best sellers in 2004 included two critically acclaimed new releases – the global release of Half-Life 2, the sequel to one of the best selling PC games in history, and the launch of the highly anticipated subscription-based, massively multiplayer online (MMO) game World of Warcraft in North America, Australia, and New Zealand. On December 31, 2004, Half-Life 2 has sold an estimated 1.7 million units globally and is a top-selling PC game in most major markets including Germany, the U.K., Nordic countries, France, Italy, Spain and the U.S. World of Warcraft is the fastest-growing game in its category, achieving more than 600,000 active accounts since its commercial launch in November 2004 and is the largest MMO in North America. However, due to a launch at the end of the year, subscription revenues from World of Warcraft had only a modest impact on VUG’s 2004 revenues.

Best sellers in 2004 also included the following new releases: Crash Twinsanity, Spyro: A Hero’s Tail, Van Helsing, Counterstrike: Condition Zero, Leisure Suit Larry: Magna Cum Laude, Riddick, and Baldur’s Gate: Dark Alliance II; as well as very strong continuing sales of last year’s highly successful Simpson’s: Hit & Run.

Fourth quarter of 2004:

VUG’s revenues of €264 million were 4% higher than the prior year (up 10% at constant currency). Best sellers in the quarter included two critically acclaimed new releases – the global release of Half-Life 2, the sequel to one of the best selling PC games in history, and the launch of the highly anticipated subscription-based, massively multiplayer online (MMO) game World of Warcraft in North America, Australia, and New Zealand. However, due to a launch at the end of the year, subscription revenues from World of Warcraft had only a modest impact on VUG’s 2004 revenues.

Other best sellers in the fourth quarter of 2004 included the following new releases: Spyro: A Hero’s Tail, Leisure Suit Larry: Magna Cum Laude, and Men of Valor; as well as ongoing sales of Crash Twinsanity and last year’s highly successful Simpson’s: Hit & Run.

Telecom activity: Vivendi Universal’s Telecom activity (SFR Cegetel and Maroc Telecom) revenues for full year of 2004 amounted to €9,944 million, up 10% on a comparable basis1.

For the fourth quarter of 2004, Vivendi Universal’s Telecom activity revenues amounted to €2,433 million, up 7% on a comparable basis1.

Comparable basis takes into consideration a change in presentation of revenues adopted as of December 31, 2004 and accounted for the fourth quarter of 2004, in order to homogenize accounting treatments following the consolidation of Telecom Développement. As a result, this change in presentation consists of the netting of revenues recognized on sales of services provided to customers by SFR Cegetel and Maroc Telecom on behalf of content providers (mainly special numbers). Previously, such revenues were presented on a gross basis. This change in presentation of revenues has no impact on operating income. At SFR, it induces a reduction of revenues of €168 million in 2004 (versus €177 million in 2003). At Maroc Telecom, it is immaterial.

SFR Cegetel (approximately 56% Vivendi Universal economic interest):

Full Year of 2004:

SFR Cegetel revenues increased by 10% (also 10% on a comparable basis4), to €8,317 million.

Mobile telephony activity contribution to SFR Cegetel revenues increased by 6%5 (and 10% on a comparable basis) to €7,183 million, mainly reflecting the year to year increase in the customer base combined with a slight increase of blended ARPU6. This performance was achieved despite the fixed to mobile voice termination rate cut of 12.5% on January 1, 2004.

In 2004 and for the second year in a row, as measured by ART (the French telecommunications regulator), SFR (including SRR) became the market leader in net adds with a 38% market share and 1,095,000 new net customers, taking its registered customer base to 15.82 million, a 7% increase against last year. SFR increased market share on the French mobile market to 35.5% compared to 35.3% at the end of December 2003.

The improved customer mix of 60.7% of postpaid at the end of 2004, against 57.7% in 2003 combined with improved usage of data services led to an increase of 2% on a comparable basis of the annual rolling blended ARPU to €432.

In 2004, SFR strengthened its position of reference operator for mobile multimedia services in France by becoming the first operator to offer 3G services to the consumer market in France in early November. Additionally, the success of Vodafone Live! was confirmed with more than 2.23 million customers recorded to the mobile multimedia services portal at the end of 2004.

This contributed to a sharp increase in data services usage with 4.5 billion text messaging (SMS) and 37 million of multimedia messaging (MMS) sent by SFR customers in 2004 (against respectively 3.4 billion and 6 million in 2003) and a 31% growth in data ARPU to €52. Data revenues represented 11.4% of network revenue in 2004, compared to 8.9% in 2003.

Fixed telephony and Internet activity contribution to SFR Cegetel revenues increased by 37% to €1,134 million (12% on a comparable basis) driven mainly by growing retail and wholesale broadband Internet along with strong performances of Cegetel corporate division.

Cegetel achieved excellent commercial performance on the broadband Internet market during the fourth quarter of 2004 with 12%7 of market net adds, compared to 9% for the third quarter, although this activity was launched

4 Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation of revenues adopted as at December 31, 2004, in order to homogenize accounting treatments following the consolidation of Telecom Développement. As a result, this change in presentation consists of the netting of revenues recognized on sales of services provided to customers by SFR Cegetel on behalf of providers of content (mainly special numbers). Beforehand, such revenues were presented on a gross basis. This change in presentation of revenues has no impact on operating income. At SFR, it induces a reduction of revenues of €168 million in 2004 (versus €177 million in 2003).
5 Please note that because of the merger of SFR and Cegetel Groupe SA and to better reflect the performances of each separate businesses, SFR Cegetel has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and Internet”, to the “mobile” line. As a consequence, SFR Cegetel’s breakdown of results by business differs from figures published in 2003.
6 ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third party content provider revenues (including special numbers related revenues) excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.
7 Cegetel 2004 fourth quarter DSL retail net sales divided by market data disclosed by ART on January, 17th, 2005.

commercially in March 2004. Cegetel ends the year with 699,000 DSL customer lines including wholesale and more than 244,000 DSL retail customer lines.

Cegetel’s effort to roll-out a broadband Internet network since the beginning of the year is also translated into the number of unbundled lines representing 21%8 of French market unbundled lines at end 2004 against 7% at end June.

Fourth quarter of 2004:

SFR Cegetel revenues reached €2,016 million, stable versus last year and up 7% on a comparable basis4.

Mobile telephony activity contribution to SFR Cegetel revenues decreased by 3%5 (and increased by 4% on a comparable basis) to €1,760 million, mainly reflecting the favourable effect of the year on year increase in the customer base, partially offset by a decrease in net equipment sales of 11% for the fourth quarter of 2004 compared to the fourth quarter of 2003.

Fixed telephony and Internet contribution to SFR Cegetel revenues increased by 27% to €256 million (and 33% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet.

Maroc Telecom (35% Vivendi Universal economic interest):

Full year 2004:

Maroc Telecom revenues amounted to €1,627 million, up 11% (and up 11% on a comparable basis9 at constant currency).

Mobile revenues10 totaled €921 million, up 19% (+19% on a comparable basis at constant currency) driven by its continuing customer base growth11 (+22%) reaching approximately 6.4 million customers. This growth was also driven by the equipment sale related to the acquisition of new customers and the positive performance11 of the prepaid ARPU 12 (up 2% at €8.6) reflecting the stimulation of consumption with more promotions and the launch of the 20 dirhams (€1.8) scratch card.

In a higher competitive environment, Maroc Telecom focused on increasing loyalty of customers: prepaid customer11 churn rate decreased by 1 point from 12% in 2003 to 11% in 2004 and postpaid customer11 churn rate decreased by 4 points from 20% in 2003 to 16% in 2004.

Fixed telephony and Internet revenues10 amounted to €1,016 million decreasing by 2% (down 1% on a comparable basis at constant currency). This decline is essentially due to a tariff reduction on leased lines prices applied retroactively back from January 1st 2004, impacting the level of services invoiced by the fixed activity to the mobile one. Excluding the impact of this tariff reduction, revenues increased by +2% (up 3% on a comparable basis at constant currency) due to a 7% growth of customer base11 reaching 1.3 million customers at the end of 2004, the growth of incoming international traffic11 (+17%) and the success of ADSL launch11 (approximately 60,000 subscribers at the end of 2004 to be compared with approximately 2,600 subscribers at the end of 2003), and in spite of a decrease of the average traffic by user.

Fourth quarter of 2004

Maroc Telecom revenues amounted to €417 million, up 13% (and up 11% on a comparable basis at constant currency).

Mobile revenues10 amounted to €235 million, up 21% (and up 19% on a comparable basis at constant currency) reflecting the growth of its customer base11 (up 5% on the quarter) and the good momentum of the prepaid ARPU11.

Fixed telephony and Internet revenues10 amounted to €258 million decreasing by 1% (down 1% on a comparable basis at constant currency). Excluding the leased lines tariff reduction, revenues increased by +3%

8 Cegetel number of DSL unbundled lines at end December 2004 according to market data disclosed by ART on January 17th, 2005.
9 Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation of revenues adopted as at December 31, 2004, in order to homogenize accounting treatments following the consolidation of Telecom Développement. As a result, this change in presentation consists of the netting of revenues recognized on sales of services provided to customers by Maroc Telecom on behalf of content providers (mainly special numbers). Previously, such revenues were presented on a gross basis. This change in presentation of revenues has no impact on operating income. At Maroc Telecom, it is immaterial.
10 Gross revenues include intercompany transactions (including interconnection costs and leased lines) between Maroc Telecom fixed activity and mobile activity.
11 Excluding Mauritel.
12 Maroc Telecom ARPU (average revenue per user) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by the average customer base over the period.

(up 2% at constant currency and on a comparable basis) with mainly sustained incoming international traffic and favourable impact of the monthly fee increase as from August 2004, and in spite of a slight reduction of the residential customer base11 (-28,000 lines).

Important disclaimer:

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that : Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are urged to read those documents at the Commission’s website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS:

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

VIVENDI UNIVERSAL
REVENUES BY BUSINESS SEGMENT
(French GAAP, unaudited)

COMPARABLE BASIS

Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation of revenues adopted as at December 31, 2004, in order to homogenize accounting treatments following the consolidation of Telecom Développement. As a result, this change in presentation consists of the netting of revenues recognized on sales of services provided to customers by SFR Cegetel and Maroc Telecom on behalf of providers of content (mainly special numbers). Beforehand, such revenues were presented on a gross basis. This change in presentation of revenues has no impact on operating income. At SFR, it induces a reduction of revenues of €168 million in 2004 (versus €177 million in 2003). At Maroc Telecom, it is immaterial.

	Quarter ended December 31,				Year ended December 31,
				% Change				% Change
				at				at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency

Revenues
Canal+ Group	€888	€863	3%	3%	€3 470	€3 339	4%	4%
Universal Music Group	1 760	1 691	4%	8%	4 993	4 974	0%	5%
Vivendi Universal Games	264	254	4%	10%	475	571	-17%	-11%

Media	€2 912	€2 808	4%	7%	€8 938	€8 884	1%	3%
SFR Cegetel	2 016	1 890	7%	7%	8 317	7 537	10%	10%
Maroc Telecom	417	385	8%	11%	1 658	1 523	9%	11%

Telecom	€2 433	€2 275	7%	7%	€9 975	€9 060	10%	10%
Non core operations and elimination of intercompany transactions (a)	(13)	8	na*	na*	(20)	28	na*	na*

Total Vivendi Universal	€5 332	€5 091	5%	7%	€18 893	€17 972	5%	7%

AS PUBLISHED (b)

	Quarter ended December 31,			Year ended December 31,
			%			%
(In millions of euros)	2004	2003	Change	2004	2003	Change

Revenues
Canal+ Group	€891	€974	-9%	€3 580	€4 158	-14%
Universal Music Group	1 760	1 691	4%	4 993	4 974	0%
Vivendi Universal Games	264	254	4%	475	571	-17%

Media	€2 915	€2 919	0%	€9 048	€9 703	-7%
SFR Cegetel	2 016	2 021	0%	8 317	7 574	10%
Maroc Telecom	417	370	13%	1 627	1 471	11%

Telecom	€2 433	€2 391	2%	€9 944	€9 045	10%
Non core operations and elimination of intercompany transactions (a)	(14)	150	na*	109	584	-81%

Total Vivendi Universal	€5 334	€5 460	-2%	€19 101	€19 332	-1%

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (c)	—	1 755	na*	2 327	6 022	-61%
VUP assets sold in 2003	—	—	na*	—	128	na*

Total Vivendi Universal	€5 334	€7 215	-26%	€21 428	€25 482	-16%

(a)	Corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

(b)	As they will be published in BALO on February 2, 2005.

(c)	Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80 % of Vivendi Universal’s interest in this company.